SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 40-F ☐     Form 20-F ☒

Indicateby check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

No ☒     Yes ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Nexus Telocation Systems Ltd.

NOTICE OF EXTRAORDINARY MEETING OF SHAREHOLDERS
May 24, 2004

        Notice is hereby given that an Extraordinary Meeting of the Shareholders of Nexus Telocation Systems Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co. 1 Azrieli Center, 46th Floor, Tel Aviv on Monday, May 24, 2004, at 10:00 A.M. (Israel time) for the following purposes:

1.     To increase the share capital of the Company by NIS 6,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.03 each.

The authorized share capital of the Company following the above increase shall be NIS 12,000,000 divided into 400,000,000 Ordinary Shares, par value NIS 0.03 each.

2.     To approve the Company’s Directors and Officers Insurance Policy, and any further extensions, renewals, extended discovery periods or increases to the policy, from time to time, as the Audit Committee and the Board of Directors deem necessary, at an annual premium of up to $150,000.

        Shareholders of record at the close of business on April 26, 2004, will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,

Nexus Telocation Systems Ltd.

Date: April 26, 2004

PROXY STATEMENT

NEXUS TELOCATION SYSTEMS LTD.
1 Korazin Street
Givatayim
Israel

EXTRAORDINARY MEETING OF SHAREHOLDERS
May 24, 2004

        The enclosed proxy is being solicited by our board of directors for use at our extraordinary meeting of shareholders to be held on May 24, 2004, at 10:00 A.M. or at any adjournment thereof. The record date for determining which of our shareholders entitled to notice of, and to vote at, the meeting is established as of the close of business on April 26, 2004.

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about April 27, 2004.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against them or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to us a later-dated proxy.

        Each ordinary share is entitled to one vote on each matter to be voted on at the meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned for one week at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

        Proposal number 1 to be presented at the meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least fifty percent of the votes actually cast with respect to such proposal.

        Since certain of the Company’s directors are controlling shareholders as defined in the Companies Law, the approval of Proposal number 2 to be presented at the meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that if the total number of ordinary shares voted against such resolution by shareholders of the Company that do not have a Personal Interest in the resolution exceeds one percent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes of shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest (as such term is defined below) in the resolution.

        For this purpose, “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

PROPOSAL 1

INCREASE IN AUTHORIZED SHARE CAPITAL

        For the purpose of reserving sufficient quantities of shares to permit the issuance of future shares, warrants and options, our management desires to increase our authorized share capital from 200,000,000 shares NIS 0.03 per share to 400,000,000, NIS 0.03 per share.

        Our board of directors will present the following resolution at the Meeting:

“RESOLVED to increase the share capital of the Company by NIS 6,000,000 divided into 200,000,000 Ordinary Shares, par value NIS 0.03 each.”

The authorized share capital of the Company following the above increase shall be NIS 12,000,000 divided into 400,000,000 Ordinary Shares, par value NIS 0.03 each.

        Since Proposal 1 requires the amendment of our Articles of Association, the affirmative vote of the holders of at least fifty percent of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for approval of Proposal 1 approving an increase in our authorized share capital.

Our board of directors recommends a vote FOR approval of the increase in the authorized share capital of the Company.

PROPOSAL 2

COMPANY’S DIRECTORS AND OFFICERS INSURANCE POLICY

        In order to induce individuals to serve as directors and officers of the Company, it is critical that the Company maintain adequate directors and officers insurance. Therefore, the Company believes it is necessary to procure insurance for its directors and officers.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED to approve the Company’s Directors and Officers Insurance Policy, and any further extensions, renewals, extended discovery periods or increases to the policy, from time to time, as the Audit Committee and the Board of Directors deem necessary, at an annual premium of up to $150,000.

        The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval and ratification of the resolution approving the procurement of the Company’s D&O Insurance Policy provided that if the total number of ordinary shares voted against such resolution by shareholders of the Company that do not have a Personal Interest in the resolution exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes of shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest in the resolution.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

By Order of the Board of Directors —————————————— Date: April 26, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Arik Avni —————————————— Arik Avni CEO

Date: May 9, 2004